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March 26, 2203

Office of the Chief Accountant
Securities and Exchange Commission
Attention: Ms. Casey Kittregde
450 Fifth Street NW
Washington DC 20549

RE: Score One, Inc.  ("registrant" or "former client")

Dear Sir or Madam:

Periodically we review the Securities and Exchange Commission's Edgar database for recent filings made by our former clients. Yesterday, we noted n 8-K filing was made on March 7, 2003, under "Item 4. Changes in Registrant's Certifying Accountant."

This letter serves to confirm that we were not provided with a copy of the disclosure made is response to Item 304 of Regulation S-X, requesting the former principal accountant furnish the registrant, within 10 days, with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant and, if not, stating that the respects in which it does not agree, as stated in the 8-K filing. We also confirm that our firm has not heard from the former client or their successor auditors mentioned in the 8-K filing at all.

However, we confirm the following:

1. Our auditor reports for the two prior fiscal years ended December 31, 2001 and 2000, did not contain an adverse opinion or a disclaimer of opinion nor was it qualified as to uncertainty, audit scope or accounting principles.

2. During the two prior fiscal years ended December 31, 2001 and 2000, and the subsequent interim periods through January 10, 2003, there were no disagreements on any matters of accounting principles or practices, financial statement disclosures or audit scope and audit procedures performed, which if not resolved to our satisfaction, would have caused us to make reference to the subject matter of the disagreement in connection with our report.


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Very truly yours,

Clancy and Co., P.L.L.C.

/s/ Judith J. Clancy
_________________________
By; Judith J. Clancy, CPA



Copy to former client: